MAIL STOP 03-06

May 5, 2005

Joe Puentes, Chief Executive Officer
Pricester.com, Inc.
3900 Hollywood Blvd.
Suite 203
Hollywood, FL 33021

	RE:	Pricester.com, Inc.
		Registration Statement on Form SB-2, Amendment No. 6
		File No. 333-118993
		Filed on April 18, 2005

Dear Mr. Puentes:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 1 and we reissue the comment. For example, please revise the prospectus summary to clarify Pricester Nevada is the registrant.
2. Please provide, if applicable, the disclosure required by Item 201(d) of Regulation S-B.
Prospectus Summary - Page 5
3. We note your response to comment 4.  The disclosure about revenues
of $9,098 conflicts with the disclosure on page 14.    Please
revise.
We may not be successful in expanding the number ... services -
Page
8
4. We note your response to comment 10.  Please clarify the
reference
to "we could loose ... providers."
Technological or other assaults on our service could harm our business - Page 13
5. We note your response to comment 13.  Please tell us, with a view
to disclosure, whether such attempts to overload your system have occurred.
Business - Page 17
6. We note your response to comment 17.  Please expand the
disclosure
about "Once this extensive array ... are in place ... together" to clarify the status of your efforts.
7. We note your response to comment 18. Please clarify the disclosure concerning the table on page 21 and the disclosure that describes the products and services. For example, expand the disclosure on pages 21 and 24 to clarify the structure of the sliding scale for store transaction fees, reverse auctions and requests for
quotes. Also, clarify whether you are aware of any allegations of infringement concerning the reverse auction service.
Pricester Products and Services - Page 29
8. We note your response to comment 2. Please clarify why Mr. Puentes transferred shares to Proby instead of you issuing shares to
Proby.  Also, clarify whether you owe any amounts to Mr. Puentes due
to such transfers.
Plan of Operations - Page 35
9. We note your response to comment 23 and we reissue the second
and
third sentences of the comment.  Also, update the disclosure, such as
the reference on page 35 to the end of the first quarter of 2005, the
reference on page 36, the status of Milestone 1 on page 36 and correct the reference to Milestone 3 in January 2005.
10. We note your response to comment 24.  The disclosure on pages
35
and 36 is not consistent, such as the number of programmers and designers on page 35 compared to the number of programmers and managers on page 36. Also, the disclosure concerning several static expenses conflicts with disclosure elsewhere in the document, such as
static payroll compared to an increase in the number of employees.
Please revise.
11. As previously requested, please provide the basis for the projections in the manner required by Item 101(d)(1) of Regulation S-
B.  Also, please revise the disclosure concerning the format in the
manner required by Item 101(d)(2) of Regulation S-B.
Executive Compensation - Page 41
12. We note your response to comment 25 and the disclosure on pages
35, 41 and 42.   Please supplementally advise, with a view to
disclosure, which officers and directors received the remaining compensation in 2004.

Note 14.  Common Stock Options - Page 81

13. We see your response to our prior comment 35. We also see your revised disclosures indicate that the fair value of the options you issued during fiscal 2004 is indeterminable. Given that you have issued common stock historically valued for $.40 and $.10 per share, it is not clear to us why the value of your issued options is indeterminable. Revise this filing to provide the fair value of these equity instruments under SFAS 123 utilizing a stock option valuation model such as the Black-Scholes Model or tell us in detail why the fair value of these instruments are indeterminable. Please note that non-public entities are allowed to utilize the minimum value method in determining the fair value of equity instruments issued to employees. Refer to paragraphs 20 to 22 and 46-48 of SFAS
123 as amended by SFAS 148.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.








      You may contact Tara Harkins at (202) 824-5496 or Jay Webb at
(202) 942-1812 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
942-1927 with any other questions.

      Sincerely,


      Thomas A. Jones
      Senior Attorney

cc (via fax):	Jody Walker, Esq.
      (fax: 303-220-9902)

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Pricester.com, Inc.
May 5, 2005
Page 4